UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

4 March 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Magnum Hunter Resources Corporation

File No. 1-32997 -- CF# 26199

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Magnum Hunter Resources Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 2.1 to Form 8-K filed on January 5, 2011, and refiled as Exhibit 99.1 to Form 8-K/A filed on March 2, 2011.

Based on representations by Magnum Hunter Resources Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1 (refiled as Exhibit 99.1)   through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel